October 29, 2014 Ms. Mary Cole Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Don Felice Special Counsel T. 215-979-3884 F. 215-988-4320 dfelice@mccarter.com	Re: HC Capital Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Post Effective Amendment No. 69 Dear Ms. Cole:

McCarter & English, LLP

BNY Mellon Center

1735 Market Street - Suite 700

Philadelphia, PA 19103-7501

T. 215.979.3800

F. 215.979.3899

www.mccarter.com

BOSTON

EAST BRUNSWICK

HARTFORD

NEW YORK

NEWARK

PHILADELPHIA

STAMFORD

WASHINGTON, DC

WILMINGTON

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our telephone conversation of October 6, 2014 with respect to Post Effective Amendment No. 69 to Registrant’s Registration Statement filed on August 29, 2014.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

1.      You requested that Registrant confirm that the derivative instruments held in the various Portfolios ae being valued using mark to market prices and not using the instruments’ notional value.

Response: Registrant hereby confirms that the derivative instruments held in the various Portfolios ae being valued using mark to market prices and not using the instruments’ notional value.

2.      You inquired as to why the Principal investment Strategies for the Small Capitalization-Mid Capitalization Portfolios defined their capitalization range by referencing the “small” or “medium” classifications of the Russell 3000 Index rather than using the Russell Mid-Cap Index to define the upper range of mid-capitalization stocks.

Response: Registrant considered using the Russell Mid-Cap index to define the Portfolio’s capitalization range, as you suggested, but determined that the Index included companies with larger capitalizations than Registrant believed were appropriate for this purpose. Under the definition currently used in the prospectus, the upper limit for “medium” companies in the Russell 3000 would be $24.4 billion

October 29, 2014

(according to the Russell Index Profile Report) whereas the Russell Mid-Cap index included seventeen companies with capitalizations of between $24.4 billion and $84.5 billion, as of September 30, 2014. Registrant believes that the larger companies included in the Russell Mid-Cap Index are more appropriately classified as large capitalization and should not be considered as eligible to fulfill the Portfolio’s obligations under Rule 35d-1. Of course as Markets fluctuate over time, Registrant’s opinion as to the appropriateness of the Russell Mid-Cap Index may change.

3.      You noted that the Principal Strategies disclosure for The Real Estate Securities Portfolio includes ETFs and inquired as to why there was no “Acquired Fund Fees and Expenses” line in the accompanying fee table.

Response: ETFs are listed as a Principal Investment Strategy because the Portfolio Managers are specifically authorized to invest up to 100% of the Portfolio’s assets in ETFs should market conditions so warrant. During the fiscal year ended June 30, 2014, the Portfolio’s investments resulted in Acquired Fund Fees and Expenses of less than 0.01%. Should the Portfolio Managers decide to exercise their authority to invest more heavily in ETFs in the future. The Acquired Fund Fees and Expenses would be expected to increase.

4.      You noted that The Real Estate Securities Portfolio includes “Small/Mid Cap Risk” as a Principal Risk and requested that the Principal Investment Strategies disclosure be modified to indicate that such investments are part of the Portfolios’ principal strategies.

Response: The Principal Investment Strategies disclosure currently states that “The Portfolio may also invest in companies of any market capitalization.” Registrant believes that this disclosure indicates that small and mid capitalization companies may be part of the Portfolio’s Principal Investment Strategies.

5.      With respect to the performance disclosure for The Real Estate Securities Portfolio, you requested that Registrant include information in the bar chart with respect to calendar year 2013 even though the Portfolio was not in operation for the full year and that performance information prior to the 2013 interruption in operations be included in the Average Annual Total Returns table. You specifically indicated that Registrant would be permitted to use footnotes to present this information.

Response: The disclosure will be revised as requested.

October 29, 2014

6.      You noted that the Principal Investment Strategies for The Core Fixed Income Portfolio indicated that the Portfolio may be expected to experience higher than average turnover and asked that some of the disclosure currently included there be relocated to the Principal Risks section.

Response: The disclosure will be revised as requested.

Very truly yours,

Don Felice